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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Badger Paper Mills, Inc.
(Name of Issuer)
Common Stock, No Par Falue
(Title of Class of Securities)
056543101
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 056543101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark D. Burish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 134,076
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,400
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 33,028
PERSON WITH:	8	SHARED DISPOSITIVE POWER 102,448

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,476*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 101,048 shares held by the Survivors’ Trust, effective December 8, 1999 (the "Trust"), of which Mark D. Burish is sole trustee, 33,028 shares held individually by Mr. Burish, 400 shares held individually by Mr. Burish’s dependent children and 1,000 shares held individually by Mr. Burish’s spouse of which Mr. Burish shares voting and dispositive power, but disclaims beneficial ownership.

Page 2 of 5 Pages

CUSIP No. 056543101

        This is Amendment No. 3 to the Schedule 13G jointly filed with the Securities and Exchange Commission by Mark D. Burish and Donna M. Burish on April 10, 2002. This Amendment No. 3 is being filed solely on behalf of Mark D. Burish because the change in beneficial ownership of the Issuer’s Common Stock reported herein does not affect Donna M. Burish’s beneficial ownership of such Common Stock.

Item 1(a).	Name of Issuer:

Badger Paper Mills, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 West Front Street Peshtigo, Wisconsin 54157-0149

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Mark D. Burish.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Mark D. Burish Ten East Doty Street, #320 Madison, WI 53701

Item 2(c).	Citizenship:

Mark D. Burish is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, No Par Value

Item 2(e).	CUSIP Number:

056543101

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 Pages

CUSIP No. 056543101

Item 4.	Ownership

(a)-(c)	Information concerning the amount and percentage of shares of the Issuer’s Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Issuer’s Common Stock outstanding as of November 5, 2004.

Reporting Person	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
Mark D. Burish	134,076	33,028	1,400	102,448	135,476 (1)	6.6%

(1)    Includes 101,048 shares held by the Trust of which Mark D. Burish is sole trustee, 33,028 shares held individually by Mr. Burish, 400 shares held individually by Mr. Burish’s dependent children and 1,000 shares held individually by Mr. Burish’s spouse of which Mr. Burish shares voting and dispositive power, but disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 Pages

CUSIP No. 056543101

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 8, 2005

/s/ Mark D. Burish
Mark D. Burish

Page 5 of 5 Pages